

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

<u>Via E-mail</u>
Matthew R. Diehl, President
Swingplane Ventures, Inc.
220 Summit Blvd. #402
Broomfield, Colorado 80021

      Re: Swingplane Ventures, Inc.
          Amendment No. 5 to Registration Statement on Form S-1
          Filed April 13, 2011
          File No. 333-168912

Dear Mr. Diehl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 10</u>

1.   We note your response to comment four of our letter dated March 11, 2011, and we reissue it. Your revision does not clearly identify what your contingencies are and the specific changes in the amount of use of proceeds that would occur if those contingencies occurred. We continue to note the statement that "the amounts and timing of our actual expenditures will depend on numerous factors, including the status of our development efforts, sales and marketing activities, the amount of cash generated or used by our operations, our competition and the other factors described in the section entitled 'Risk Factors.'" We again direct your attention to Instruction 7 to Item 504 of Regulation S-K. Also, please revise to provide specificity as to your "need for working capital." Please revise accordingly.

Dilution, page 11

2.   We note that you calculate dilution as of June 30, 2010 and that you do not include the offering expenses of $5,500 (page 10) in your calculation. Please update your dilution calculation to December 31, 2010 and tell us why you exclude offering expenses from your calculation.

Consent of Independent Registered Public Accounting Firm, Ex. 23

2.   We note your response to comment 11 of our letter dated March 11, 2011 and reissue our comment. In this regard, while the audit report on your June 30, 2010 financial statements is dated July 30, 2010 (page F-2) your independent accountant continues to consent to the inclusion of an audit report dated July 27, 2010 (Exhibit 23). Please advise your independent accountant to reference the actual July 30, 2010 date of his audit report in a revised consent.

You may contact John Archfield, accounting examiner, at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, legal examiner, at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director